Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Molina Healthcare, Inc. for the registration of its common stock, preferred stock, debt securities, warrants, securities purchase contracts, depositary shares and units, and to the incorporation by reference therein of our reports dated February 26, 2015, with respect to the consolidated financial statements of Molina Healthcare, Inc. and the effectiveness of internal control over financial reporting of Molina Healthcare, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

May 29, 2015